

VF 3-4-04

04001830

ATES
NGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waters, Parkerson & Co., Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
228 St, Charles Avenue – Suite 512

(No. and Street)

New Orleans	Louisiana	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie W. Burlingame   (504)588-2726
                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pedelahore & Co., LLP, Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

1010 Common St., Suite 2100	New Orleans	Louisiana	70112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 2 ? 2004

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __David T. Pointer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Waters, Parkerson & Co., Inc.__ , as of __December 31__ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on internal Accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Waters, Parkerson & Co., Inc.

Financial Report

Year Ended December 31, 2003

Table Of Contents

PEDELAHORE & CO. LLP
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Waters, Parkerson & Co., Inc.
New Orleans, Louisiana

We have audited the accompanying statement of financial condition of Waters, Parkerson & Co., Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waters, Parkerson & Co., Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pedelahore Co., LLP

February 16, 2004

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1010 Common Street, Suite 2100, New Orleans, LA 70112 (504) 522-8708
Members - American Institute of CPA's - Society of Louisiana CPA's

Waters, Parkerson & Co, Inc.
Statement Of Financial Condition
December 31, 2003

Assets

Cash	$ 26,711
Cash segregated under federal regulations	1,338,330
Deposits with clearing organizations and others	25,851
Receivable from brokers-dealers and clearing organizations	-
Receivable from customers	348,404
Securities owned:	
Marketable, at market value	47,250
Not readily marketable, at estimated fair value	4,565
Membership in exchange:	
Owned by the company, at cost (market value of $15,000)	7,000
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $211,750.	45,188
Other assets	70,247
	$ 1,913,546

Liabilities And Stockholders' Equity

Liabilities

Payable to brokers-dealers and clearing organizations	$	135,170
Payable to customers		108,331
Accounts payable and accrued expenses		613,974
		857,475

Commitments And Contingent Liabilities

Stockholders' Equity

Common stock, authorized 10,000 shares at no par value, issued 8,710 shares	183,168
Additional paid-in capital	176
Retained earnings	1,099,487
Less 4,372 shares of common stock in treasury, at cost	(226,760)
	1,056,071
	$ 1,913,546

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co, Inc.
Statement Of Income
For the Year Ended December 31, 2003

Revenues

Investment supervision fees	$ 2,942,279
Commissions	1,260,365
Interest and dividends	10,905
Other income	427,634
	4,641,183

Expenses

Employee compensation and benefits	3,711,492
Occupancy and equipment rentals	275,566
Communications and data processing	118,474
Commissions and floor brokerage	38,854
Taxes, other than income taxes	20,156
Other expenses	448,843
	4,613,385

Income before income taxes	27,798
Provision for income taxes	11,139
Net Income	$ 16,659

Earnings per share of common stock, based on 4,338 shares outstanding	$ 3.84

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co., Inc.
Statement Of Changes In Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, beginning	$ 183,168	$ 176	$ 1,082,828	$ (201,535)	$ 1,064,637
Purchase of treasury stock				(25,225)	(25,225)
Net income			16,659		16,659
Balance, ending	$ 183,168	$ 176	$ 1,099,487	$ (226,760)	$ 1,056,071

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co, Inc.

Statement Of Changes In Subordinated Borrowings

For the Year Ended December 31, 2003

Subordinated borrowings at January 1, 2003	$ -
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments of subordinated notes	-
Subordinated borrowings at December 31, 2003	$ -

The Notes to Financial Statements are an integral part of these financial statements.

Waters, Parkerson & Co, Inc.
Statement Of Cash Flows
For the Year Ended December 31, 2003

Cash Flows From Operating Activities

Net income	$ 16,659
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	23,539
Unrealized loss on firm securities	19,535
(Increase) decrease in:	
Deposits with clearing organizations and others	20,167
Receivable from customers	34,588
Other assets	(9,488)
Increase (decrease) in:	
Payable to brokers-dealers and clearing organizations	(18,900)
Payable to customers	(119,728)
Accounts payable and accrued expenses	54,205
Income taxes payable	(7,916)
Net cash provided by operating activities	12,661

Cash Flows From Investing Activities

Purchases of equipment	(5,614)
Net cash used by investing activities	(5,614)

Cash Flows From Financing Activities

Purchase of treasury stock	(25,225)
Net cash used by financing activities	(25,225)

Net Decrease In Cash And Cash Equivalents	(18,178)
Cash and cash equivalents at beginning of year	1,383,219
Cash and cash equivalents at end of year	$ 1,365,041

Supplemental cash flows disclosures:	
Cash payments for income taxes	$ 36,116

The Notes to Financial Statements are an integral part of these financial statements.

-6-

Notes To Financial Statements

Note 1. Significant Accounting Policies

Organization and Nature of Business:

Waters, Parkerson & Co., Inc. (the Company) is a Louisiana Corporation. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange and the National Association of Securities Dealers (NASD).

Basis of Presentation:

The Company maintains its books on the accrual method of accounting and is engaged in a single line of business as a securities broker-dealer, which comprises several services, including investment portfolio management, advisory services and execution of trade orders and transactions.

Securities Transactions:

Customer securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market values, and securities not readily marketable are valued at estimated fair values as determined by management.

Investment Advisory Income:

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Notes To Financial Statements

Income Taxes:

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The provision on the statement of income consists of taxes currently. due. Deferred tax assets and liabilities, which result from different reporting methods for the financial statements versus the tax return, are not considered material to the financial statements.

Depreciation:

Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvements. Depreciation and amortization charged to operations in 2003 was $23,539.

Cash Equivalents:

For purposes of the Statement of Cash Flows, cash and cash equivalents include money market accounts and highly liquid investments with original maturities of less than ninety days.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, the Company's uninsured cash balances totals $1,601,764.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Notes To Financial Statements

Note 2. **Cash Segregated Under Federal Regulations**

Cash of $1,338,330 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3. **Receivable From And Payable To Broker-Dealers And Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, consist of the following:

	Receivables	Payable
Securities failed-to-receive	$ -	$ 135,170

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 4. **Receivable From And Payable To Customers**

Amounts receivable from and payable to customers include amounts due on uncompleted transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Note 5. **Securities Owned**

Securities owned consist of investment securities including corporate stocks and warrants.

Note 6. **Line Of Credit**

The Company has a $2,000,000 revolving line of credit with a bank. Interest is payable monthly at the bank's prime rate. The note is secured by all property (i.e., all accounts, funds, securities, or financial instruments) owned by the Company, or in which the Company has an interest, that is on deposit with or held by the bank. None of the line of credit had been utilized at December 31, 2003.

Notes To Financial Statements

Note 7. Subordinated Borrowings

There were no borrowings under subordination agreements at December 31, 2003.

Note 8. Retirement Plans

The Company provides a 401(k) profit sharing plan for the benefit of eligible employees. The plan provides for partial vesting after two years and full vesting after six years of service. Also, employees can elect through salary reduction to contribute to the plan as allowed by Section 401(k) of the Internal Revenue Code. Company profit sharing and 401(k) contributions to the plan are discretionary as determined by the Company's board of directors. For 2003, the Company contributed $159,340 to the plan.

Note 9. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 10. Operating Lease Commitments

In July 2003, the Company renewed the lease for its office facilities under a non-cancelable operating lease expiring in July 2006. Base monthly rent for the first year is $6,640, with annual increases in rent of $151 per month for each year thereafter. Office rental expense for 2003 was $80,971.

Future minimum rental payments under the office lease are as follows:

2004	$ 80,439
2005	82,250
2006	48,595
	$ 211,284

The Company also leases vehicles under operating leases expiring on various dates through August 2006. Annual rental expense on these leases in 2003 was $29,086.

Notes To Financial Statements

Future minimum lease payments under non-cancelable vehicle leases as of December 31, 2003, are as follows:

2004	$ 25,815
2005	25,815
2006	7,799
	$ 59,429

Note 11.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "Applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $926,608, which was $676,608 in excess of its required net capital of $250,000. The Company's net capital ratio was .7236 to 1.

Proposed capital withdrawals scheduled within the six-month period following December 31, 2003, which have not been deducted in the computation of net capital, include the proposed redemption of stock estimated at $63,000.

Note 12.   Income Taxes

Provision for income taxes and the effect of related prepayments as of December 31, 2003 is as follows:

	Federal	State	Total
Provision	$ 8,960	$ 2,179	$ 11,139
Prepayments	(24,900)	(3,300)	(28,200)
Prepaid/refundable	$ (15,940)	$ (1,121)	$ (17,061)

Supplementary Information

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Waters Parkerson Co., Inc.	as of	12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800 .... $ 1,056,071 [3480]
2. Deduct Ownership equity not allowable for Net Capital .... ( ) [3490]
3. Total ownership equity qualified for Net Capital .... 1,056,071 [3500]
4. Add:
  A. Liabilities subordinated to claims of general creditors allowable in computation of net capital............ [3520]
  B. Other (deductions) or allowable credits (List) .... ▾33 [3525]
5. Total capital and allowable subordinated liabilities .... $ 1,056,071 [3530]
6. Deductions and/or charges:
  A. Total nonallowable assets from
    Statement of Financial Condition (Notes B and C)............................$ 117,188 [3540]
    1. Additional charges for customers' and
      non-customers' security accounts ....$ [3550]
    2. Additional charges for customers' and
      non-customers' commodity accounts .... [3560]
  B. Aged fail-to-deliver .... [3570]
    1. Number of items .... ▾29 [3450]
  C. Aged short security differences-less
    reserve of .... $ [3460] ▾30 [3580]
    number of items .... [3470]
  D. Secured demand note deficiency .... [3590]
  E. Commodity futures contracts and spot commodities
    - proproetary capital charges.. [3600]
  F. Other deductions and/or charges... 5,000 [3610]
  G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) .... [3615]
  H. Total deductions and/or charges .... (122,188) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... $ 933,883 [3640]
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):
  A. Contractual securities committments...$ [3660]
  B. Subordinated securities borrowings.. [3670]
  C. Trading and investment securities:
    1. Bankers' acceptances, certificates of deposit and commercial paper ....▾31 [3680]
    2. U.S. and Canadian government obligations .... [3690]
    3. State and municipal government obligations .... [3700]
    4. Corporate obligations.. [3710]
    5. Stocks and warrants .... 7,275 [3720]
    6. Options .... [3730]
    7. Arbitrage.. [3732]
    8. Other securities ....▾32 [3734]
  D. Undue Concentration .... [3650]
  E. Other (List) .... [3736] (7,275) [3740]

10. Net Capital .... $ 926,608 [3750]

OMIT PENNIES

NOTE: Net capital in the most recent focus report
filed by the firm was $937,120. See attached
reconciliation of the difference of $10,512

SEC 1695 (07-02) 11 of 28

Waters, Parkerson & Co., Inc.
Reconciliation of Net Capital Computation
With The Most Recent FOCUS Report Filed By Firm
December 31, 2003

Schedule 1 (continued)

	Total Allowable Assets	Total Nonallowable Assets	Total Ownership Equity	Net Capital
Amount reported on most recent FOCUS Report filed by Firm	$ 1,793,807	$ 129,743	$ 1,079,138	$ 937,120
Year-end and auditor's adjustments	2,551	(12,555)	(23,067)	(10,512)
Amount per Audit Report	$ 1,796,358	$ 117,188	$ 1,056,071	$ 926,608

Schedule 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Waters Parkerson, & Co., Inc.   as of 12/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security
accounts (see Note A, Exhibit A, Rule 15c3-3) .... 46 $ __106,836__ [4340]
2. Monies borrowed collateralized by securities carried for the accounts of
customers (see Note B) .... [4350]
3. Monies payable against customers' securities loaned (see Note C) .... [4360]
4. Customers' securities failed to receive (see Note D) .... __135,170__ [4370]
5. Credit balances in firm accounts which are attributable to principal sales to customers .... [4380]
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding
over 30 calendar days .... [4390]
7. **Market value of short security count differences over 30 calendar days old .... [4400]
8. **Market value of short securities and credits (not to be offset by logs or by
debits) in all suspense accounts over 30 calendar days .... 47 [4410]
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been
confirmed to be in transfer by the transfer agnet or the issuer during the 40 days .... __1,940__ [4420]
10. Other (List) .... [4425]
11. TOTAL CREDITS .... $ __243,946__ [4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and
accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 .... $ __65,867__ [4440]
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make
delivery on customers' securities failed to deliver .... [4450]
14. Failed to deliver of customers' securities not older than 30 calendar days .... [4460]
15. Margin required and on deposit with Options Clearing Corporation for all option contracts
written or purchased in customer accounts (see Note F) .... [4465]
16. Other (List). .... 48 [4469]
17. **Aggregate debit items .... $ __65,867__ [4470]
18. **Less 3% (for alternative method only—see Rule 15c3-1(f)(5)(I)) .... ( ) [4471]
19. **TOTAL 14c3-3 DEBITS .... $ __65,867__ [4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... 49 $ [4480]
21. Excess of total credits over total debits (line 11 less line 19) .... __178,079__ [4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits .... __186,983__ [4500]
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period .... __1,338,330__ [4510]
24. Amount of deposit (or withdrawal) including
$_____ [4515] value of qualified securities .... (190,000) [4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including
$_____ [4525] value of qualified securities .... $ __1,148,330__ [4530]
26. Date of deposit (MMDDYY) .... [4540]

FREQUENCY OF COMPUTATION

27. Daily 50 _____ [4332] Weekly _____ [4333] Monthly __X__ [4334]
** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in
accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Waters Parkerson & Co., Inc.**	as of **12/31/03**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ....₅₂ $ _____ 4550

   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... _____ 4560

   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm₅₁ _____ 4335   _____ 4570

   D. (k)(3) — Exempted by order of the Commission .... _____ 4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's posesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ _____ 0.0 4586

   A. Number of items .... _____ 0.0 4587

2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ _____ 0.0 4588

   A. Number of items .... ₅₃ _____ 0.0 4589

   OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ____ X ____ 4584 No _____ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

PEDELAHORE & CO. LLP
Certified Public Accountants

Independent Auditor's Report On Internal
Accounting Control Required By SEC Rule 17a-5

To the Board of Directors
Waters, Parkerson & Co., Inc.
New Orleans, Louisiana

In planning and performing our audit of the financial statements of Waters, Parkerson & Co., Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1)   Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2)   Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4)   Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

-17-

1010 Common St., Suite 2100, New Orleans, LA 70112 (504) 522-8708
Members - American Institute of CPA's - Society of Louisiana CPA's

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peddaluse & Co., LLP

February 16, 2004